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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                     CERTIFICATE
Exelon Corporation                                       OF
File No. 70-9693                                    NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's orders dated November 2, 2000 and December 8, 2000. This certificate reports activity in File No. 70-9693 for the period October 1, 2001 through December 31, 2001. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

1. As determined pursuant to the December 8, 2000 Order, the Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs is $4,000.0 million. At December 31, 2001, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $810.2 million, and accordingly, at December 31, 2001, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $3,189.8 million. At December 31, 2001, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was approximately $1,200.0 million.

2. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3. At December 31, 2001, Exelon's consolidated capitalization ratio was: debt 62%, common equity 35%, and preferred securities of subsidiaries of 3%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

4. At December 31, 2001, the market-to-book ratio of Exelon's common stock was 1.87 to 1.

5. In the fourth quarter of 2001, Exelon did not invest or commit to invest in a FUCO that would count against the Modified Rule 53 Test.

       In the fourth quarter of 2001, Exelon agreed to acquire an EWG that would count against the Modified Rule 53 Test. Exelon agreed to purchase for $443 million two generation plants located in the Dallas-Fort Worth metropolitan area from TXU Corporation. The transaction is anticipated to close in the second quarter of 2002.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the fourth quarter.

7. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ending December 31, 2001.

8. Sale of any Common Stock or Preferred Securities issued by Exelon during the fourth quarter of 2001, and the purchase price per share and the market price per share at the date of the agreement of sale.

             During the fourth quarter of 2001, 129,822 stock options were exercised and shares were issued under various employee compensation plans with a price range of $39.91 to $48.10 per share. The average price for the period was $44.26.

9.     Options issued or issuable during the quarter.

             Exelon granted 5,000 stock options in the fourth quarter of 2001 at an exercise price of $42.65 per share.

10. Exelon did not transfer any common stock to a seller of securities of a company being acquired during the fourth quarter of 2001.

11.   Guarantees issued.

      The following guarantees were issued during the fourth quarter of 2001:

       Name of Parent
          Purpose          Name of Subsidiary                            Amount                Terms
       Exelon              Exelon Enterprises                          $6,300,000            12 months
          Power trading

       Exelon              Exelon Enterprises                           2,000,000            12 months
          Letter of credit

       Exelon              PECO Energy Company                         43,259,334            12 months
          Surety bonds     (PECO)

       Exelon              Exelon Enterprises                         324,499,974            12 - 36 months
          Surety bonds

       Exelon              PECO                                        43,678,463            12 - 36 months
          Surety bonds

       Exelon              Commonwealth Edison Company                 18,350,000            24 months
          Surety bonds     (ComEd)

       Exelon              Exelon Generation                              642,700            12 - 36 months
          Surety bonds

12.    Exelon indebtedness issued during the fourth quarter of 2001.

       A. Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the fourth quarter. Daily balances ranged from $218 million to $441 million at an average interest rate of 2.75%.

13. Amount and terms of any short-term debt issued by any Utility Subsidiary during the fourth quarter of 2001.

       A. Overnight commercial paper issued through Bank One on behalf of PECO during the fourth quarter. Daily balances ranged from $0 to $186 million at an average interest rate of 2.13%.

       B. There were no Contributions to and Loans from the Utility Money Pool during the fourth quarter.

14. During the fourth quarter of 2001, no financings were consummated by any Non-Utility Subsidiary not exempt under Rule 52.

15. Notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the fourth quarter of 2001 and parties thereto.

         In December 2001, ComEd entered into a fixed-floating interest rate swap with Citibank. This swap, carrying a notional amount of $235 million, hedges ComEd's future fair value risk associated with the change in the value of 6.4% Notes, $235 million, due 10/15/2005. The terms and payment structure of the swap are designed to exactly mirror the terms and the remaining payment structure for the underlying bond. This swap is designated as a fair value hedge.

         In December 2001, ComEd entered into two 10-year forward starting swaps with Barclays and J. P. Morgan (in two separate transactions). These forward starting swaps, carrying a notional amount of $125 million each, hedge a portion of ComEd's future interest rate exposure associated with its anticipated issuance of $400 million in long-term debt in the first quarter of 2002. These swaps have been designated as cash flow hedges in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

         In October 2001, PECO entered into a Treasury Rate Lock with Merrill-Lynch. This rate lock, carrying a notional amount of $125 million, partially hedged PECO's Treasury Rate risk associated with the pricing at financing of the 5.95% $250 million PECO First Mortgage Bonds due 10/1/2011. The terms and payment structure of the Rate Lock were designed to offset the risk of the Treasury Rate component's effect on the present value cash flows of the debt cost for the underlying bond. This rate lock was cash settled concurrent to the actual pricing of the PECO First Mortgage Bond and is designated under FASB guidelines as a cash flow hedge.

         In October 2001, PECO entered into a Treasury Rate Lock with Barclays Capital. This rate lock, carrying a notional amount of $125 million, partially hedged PECO's Treasury Rate risk associated with the pricing at financing of the 5.95% $250 million PECO First Mortgage Bonds due 10/1/2011. The terms and payment structure of the Rate Lock were designed to offset the risk of the Treasury Rate component's effect on the present value cash flows of the debt cost for the underlying bond. This rate lock was cash settled concurrent to the actual pricing of the PECO First Mortgage Bond and is designated under FASB guidelines as a cash flow hedge.

16. The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the fourth quarter of 2001 and the amount and terms of any securities issued by such subsidiaries during the quarter.

                  None.

17. A list of U-6B-2 forms filed with the Commission since the last quarterly Rule 24 Certificate, including the name of the filing entity and the date of filing.

             Exelon and ComEd on March 26, 2002.
             Exelon and PECO on March 26, 2002.

18. The consolidated and separate balance sheets of each company that engaged in jurisdictional financing transactions during the fourth quarter of 2001.

         Exelon's Balance Sheet is incorporated herein by reference to the periodic report on Form 8-K, dated February 28, 2002. PECO and ComEd's Balance Sheets are incorporated herein by reference to the annual report on Form 10-K for the period ended December 31, 2001.

19. Capital Structure of Exelon and its utility subsidiaries as of December 31, 2001 are as follows (in millions, except percentage data):

                Debt1                  Common Equity        Preferred Securities of Subsidiaries
          Amount   Percentage       Amount Percentage          Amount    Percentage
Exelon   $14,642       62%          $8,230     35%               $613        3%


                                                        Preferred Stock and Mandatorily Redeemable
                Debt1                  Common Equity        Preferred Securities of Subsidiaries
          Amount   Percentage       Amount Percentage          Amount    Percentage

PECO      $6,087       91%            $323      5%               $284        4%

ComEd     $6,699       55%          $5,076     42%               $336        3%

Genco     $1,025       26%          $2,936     74%                 -         -

       1 see definition under Item 3.

20. The consolidated retained earnings analyses of Exelon, PECO and ComEd are attached as Exhibit B.


21. Registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the Financing U-1, incorporated by reference into this Certificate of Notification.

         None.

22.      Additional information.
           None

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2002

                                          EXELON CORPORATION

                                          By: /s/ Ruth Ann Gillis
                                             -------------------------
                                          Senior Vice President and
                                          Chief Financial Officer

                                                                       Exhibit B
                                                                     Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2001
                                  (In millions)


Beginning Balance                                      $995 *
Net Income                                              341
Dividends:
   Common Stock                                        (136)
                                                     ------
  Ending Balance                                     $1,200
                                                     ======


* The previously reported ending balance at September 30, 2001 was $1,022. This amount was restated, see Form 10-Q/A for the period ended September 30, 2001, dated January 31, 2002.


                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2001
                                  (In millions)


Beginning Balance                                      $332
Net Income                                              113
Dividends:
   Common Stock                                        (173)
   Preferred Stock                                       (2)
                                                      ------
Ending Balance                                         $270
                                                      ======


                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2001
                                  (In millions)


Beginning Balance                                      $386
  Net Income                                            100
  Dividends:
     Common Stock                                      (229)
                                                      ------
Ending Balance                                         $257
                                                      ======


                                Exelon Generation
                           Retained Earnings Analysis
                     For the Quarter Ended December 31, 2001
                                  (In millions)


Beginning Balance                                      $409
  Net Income                                            115
  Dividends:
     Common Stock                                         0
                                                      -----
Ending Balance                                         $524
                                                      =====